Exhibit 4.24
Amendment of the Amended and Restated Final Funding Agreement dated 21 November 2006, as amended (“FFA”)
In accordance with clause 29 (Amendment of this Deed) of the FFA, the parties to the FFA hereby amend clause 9.10 of the FFA, with effect from the date of last execution, by inserting “and after excluding the relevant corresponding non-current asset being the amount receivable from the Performing Subsidiary under this deed” after the words “in each case after excluding all Asbestos Liabilities (other than current Proven Claims)” and before the words “and the calculation of the net assets pursuant to clause 9.10(b) shall be confirmed by the Approved Auditor.” in clause 9.10.
For the avoidance of doubt, the parties agree that clause 9.10 then reads as follows:
“For the purpose of determining the amounts to be deducted under clause 9.2(b) and 9.4(a)(iii), the net assets of the Liable Entities shall comprise:
(a)	for the purposes of clause 9.2(b), an amount equal to the sum of:
(i)	$26.7 million; and
(ii)	any amounts (other than by way of loan) received by the Trustee or a Liable Entity from any member of the JHINV Group between 30 September 2006 and the Commencement Date (whether under clause 17 or otherwise).
(b)	for the purposes of clause 9.4(a)(iii) for each Financial Year:
(i)	the total assets of the Trustee and the Liable Entities as at the end of that Financial Year (including, for the avoidance of doubt, any amounts by way of Insurance and Other Recoveries determined in accordance with clause 9.13(a) and properly recognised in the accounts as assets in accordance with relevant accounting standards); less
(ii)	the liabilities of the Trustee and Liable Entities as at the end of that Financial Year, in each case after excluding all Asbestos Liabilities (other than current Proven Claims) and after excluding the relevant corresponding non-current asset being the amount receivable from the Performing Subsidiary under this deed and the calculation of the net assets pursuant to clause 9.10(b) shall be confirmed by the Approved Auditor.”
A term defined in the FFA, and not defined in this deed, has the same meaning when used in this deed.
Clauses 1 (Definitions and Interpretation), 26 (Governing law and Jurisdiction) and 27 (Counterparts) of the FFA apply to this deed as if those provisions were set out in full in this deed.

Executed as a deed: 11 June 2008
Signed by James Hardie Industries N.V.

/s/ Russell Chenu		/s/ Robert Cox

Name:	Russell Chenu	Name:	Robert Cox
Title:	Managing Director	Title:	Managing Director
Signed by The Honourable John Hatzistergos MLC,
Attorney-General of New South Wales, for The State of New South Wales

/s/ John Hatzistergos

Signed by James Hardie 117 Pty Limited

/s/ Scott Barnett		/s/ Bruce Potts

Name:	Scott Barnett	Name:	Bruce Potts
Title:	Director	Title:	Director
Signed by Asbestos Injuries Compensation Fund Limited in its capacity as trustee for the Charitable Fund and the Discretionary Fund

/s/ Peter W. Baker		/s/ Joanne Marchione

Name:	Peter W. Baker	Name:	Joanne Marchione
Title:	Director	Title:	Director